FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-149486).

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Preliminary non-consolidated results of YPF, S.A. for the fiscal year 2009.

TRANSLATION

City of Buenos Aires, February 25, 2010

Messrs.

National Securities Commission of Argentina

Ref.: Preliminary Results as of December 31st , 2009

Dear Sirs,

This letter is to inform you about the preliminary non-consolidated results of YPF S.A. for the fiscal year 2009 to be considered by the Boards of Directors in their next meeting to be held on March 4th 2010, the revision of which by the External Auditor is still pending.

Million pesos
(Prevailing exchange rate Ps. 3.80 = US$ 1)

Sales	31,346

Operating Income	6,323

Net income for the fiscal year	3,486

Additionally, it is important to mention that once the Board of Directors approved the Financial Statements, we will file them with additional information which describe the evolution of the company activity.

Yours sincerely,

For YPF S.A.

GUILLERMO REDA
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2010	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer